40-33
811-5225

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

March 25, 2010

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds Distributor, Inc. (File No. 8-22992) and Oppenheimer Quest for Value Funds (File No. 811-5225)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer Quest for Value Funds, a registered management investment company (the "Fund"), OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's general distributor and certain of the Fund's current and retired Trustees (directors), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Smith v. OFDI et. al* (Case No. 10-CV-00654) (USDC, D. CO.), (the "Civil Action"). The Civil Action purports to be a derivative action brought against certain Trustees of the Fund and OFDI, and names the Fund as a nominal defendant (collectively the "OppenheimerFunds defendants"). The Civil Action states that the plaintiff was a shareholder of Oppenheimer Small and Mid-Cap Value Fund, one of the Fund's three series. The enclosed complaint was filed on March 19, 2010, and was served on certain OppenheimerFunds defendants on March 24, 2010.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

I:\LEGAL\Litigation\SEC Filings\Smith.Quest for Value Funds Initial Complaint.doc

[redacted]

10000581

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 10 - CV - 00654 -JLK-KMT

BRADLEY C. SMITH, derivatively on behalf of OPPENHEIMER QUEST FOR VALUE FUNDS,

Plaintiff,

v.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.,
MATTHEW P. FINK
PHILLIP A. GRIFFITHS,
MARY F. MILLER
JOEL W. MOTLEY,
MARY ANN TYNAN,
JOSEPH H. WIKLER,
PETER I. WOLD,
BRIAN F. WRUBLE,
DAVID K. DOWNES,
RUSSELL S. REYNOLDS, JR.
WILLIAM F. GAVIN,
THOMAS W. COURTNEY,
LACY B. HERRMANN,
and
JOHN V. MURPHY,

Defendants,

and

OPPENHEIMER QUEST FOR VALUE FUNDS,

Nominal Defendant.

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO

MAR 19 2010

GREGORY C. LANGHAM
CLERK

VERIFIED DERIVATIVE COMPLAINT AND DEMAND FOR JURY TRIAL

VERIFIED DERIVATIVE COMPLAINT

1. Plaintiff, through his attorneys, derivatively on behalf of Oppenheimer Quest for Value Funds ("the Trust"), makes the following allegations for his complaint. The allegations are based upon personal knowledge as to plaintiff and his own acts, and, as to other matters,

upon information and belief based upon an investigation conducted by his attorneys, which included a review of the Trust's regulatory filings.

NATURE OF THE ACTION

2. The Trust, nominal defendant herein, is registered with the Securities and Exchange Commission as a series-type open-end management investment company—commonly referred to as mutual funds. This is a derivative lawsuit brought on behalf of the Trust alleging wrongdoing by defendants, who are trustees of the Trust and the principal distributor/underwriter of shares of the Trust. Plaintiff owns shares in the Trust.

3. Plaintiff's claims are based on defendants' continued provision and approval of payments from Trust assets of "asset-based compensation" to broker-dealer firms that hold Trust shares in brokerage accounts, contrary to the Investment Advisers Act of 1940 ("Advisers Act"), the Investment Company Act of 1940 ("ICA"), and *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007). Defendants' ongoing provision and approval of these payments, in violation of law, is unlawfully depleting the assets of the Trust.

4. Under the federal securities laws, broker-dealers advising customers may only receive compensation from transactional commissions (based on the purchase or sale of securities), and may not lawfully receive asset-based compensation (ongoing payments, not related to transactions, but instead calculated as a percentage of average daily net value of assets held in customer accounts, hereinafter referred to as "Asset-Based Compensation"). To receive Asset-Based Compensation, a broker-dealer firm must be registered as an investment adviser under the Advisers Act (known as a "dual registrant") and offer an "advisory account" (as

opposed to a brokerage account) to hold the shares—*i.e.*, an account that provides the client with the investor protections and benefits of the Advisers Act.

5. In violation of those laws, the Trust and its distributor/underwriter are paying Asset-Based Compensation to broker-dealers with respect to mutual fund shares held in brokerage accounts rather than advisory accounts. These payments are financed from daily deductions from the Trust's assets.

6. This action seeks declaratory and injunctive relief to terminate the Trust's unlawful payments of Asset-Based Compensation on shares held in brokerage accounts; restitution to the Trust from the distributor/underwriter of past unlawful payments; and damages from the Trustees resulting from their breaches of the fiduciary duties of loyalty and due care and their wasting of Trust assets.

JURISDICTION AND VENUE

7. This Court has federal question subject matter jurisdiction over all claims asserted herein pursuant to 15 U.S.C. § 80a-43, and 28 U.S.C. § 1331 and § 1337, because each claim involves issues arising under the ICA, and the rules and regulations thereunder, and this Court has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a). This action is not a collusive one to confer jurisdiction that the Court would otherwise lack.

8. This Court has personal jurisdiction over each of the defendants because the Trust's principal place of business is located within this District and all of the defendants have conducted business in this District, including business relating to the claims herein being asserted on behalf of the Trust.

9. Venue is proper in this Court pursuant to 28 U.S.C. § 1391(b)(2) and 15 U.S.C. § 80a-43 because the Trust maintains its headquarters within this District and because many of the acts complained of herein occurred in this District.

THE PARTIES

10. Plaintiff Bradley C. Smith is a resident of North Carolina. Plaintiff is invested in Class C shares of the Oppenheimer Small- & Mid-Cap Fund, a series of the Trust, and is therefore a shareholder in the Trust. Plaintiff has been a shareholder in the Trust continuously since June 9, 2006. Plaintiff's shares are held in a brokerage account at Merrill Lynch, Pierce, Fenner & Smith Incorporated.

11. Nominal defendant, the Trust, is a Massachusetts business trust. The Trust maintains its principal place of business at 6803 S. Tucson Way, Centennial, CO 80112-3924. The Trust is classified under the ICA as a series-type open-end management investment company, and issues shares in three series, or portfolios -- Oppenheimer Small- & Mid-Cap Value Fund, Oppenheimer Quest Opportunity Value Fund and Oppenheimer Quest Balanced Fund (the "Funds"). As of April 30, 2009, the Trust held net assets of $5.798 billion.

12. Defendant Matthew P. Fink is a current trustee of the Trust. He has served since 2009, and has been classified by the Trust as an independent board member for purposes of the ICA. Mr. Fink was employed by the Investment Company Institute, the trade association and lobbying organization for the mutual fund industry, from 1971 to 2003, and served as its President from 1991 to 2003.

13. Defendant Phillip A. Griffiths is a current trustee of the Trust. He has served since 2009, and has been classified by the Trust as an independent board member for purposes of the ICA.

14. Defendant Mary F. Miller is a current trustee of the Trust. She has served since 2009, and has been classified by the Trust as an independent board member for purposes of the ICA.

15. Defendant Joel W. Motley is a current trustee of the Trust. He has served since 2009, and has been classified by the Trust as an independent board member for purposes of the ICA.

16. Defendant Mary Ann Tynan is a current trustee of the Trust. She has served since 2009, and has been classified by the Trust as an independent board member for purposes of the ICA.

17. Defendant Joseph M. Wikler is a current trustee of the Trust. He has served since 2009, and has been classified by the Trust as an independent board member for purposes of the ICA.

18. Defendant Peter I. Wold is a current trustee of the Trust. He has served since 2009, and has been classified by the Trust as an independent board member for purposes of the ICA.

19. Defendant Brian F. Wruble is a current trustee of the Trust. He has served since 2001, and has been classified by the Trust as an independent board member for purposes of the ICA. Mr. Wruble has served as Chairman of the Trust's Board of Trustees since 2005.

20. Defendant David K. Downes is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA.

21. Defendant Russell S. Reynolds, Jr. is a current trustee of the Trust. He has served since 2009, and has been classified by the Trust as an interested board member for purposes of the ICA.

22. Defendant William F. Glavin is a current trustee of the Trust. He has served since 2009, and has been classified by the Trust as an interested board member for purposes of the ICA.

23. Defendant Thomas W. Courtney is a former trustee of the Trust. He served between 1987 and 2009, and was classified by the Trust as an independent board member for purposes of the ICA.

24. Defendant Lacy B. Herrmann is a former trustee of the Trust. She served between 1987 and 2009, and was classified by the Trust as an independent board member for purposes of the ICA.

25. Defendant John V. Murphy is a former trustee of the Trust. He served between 2005 and 2009, and was classified by the Trust as an interested board member for purposes of the ICA. The defendants referenced in ¶¶ 12-25 are referred to collectively herein as the "Trustee Defendants."

26. Defendant OppenheimerFunds Distributor, Inc. ("OppenheimerFunds Distributor") is a New York corporation with its principal place of business at 225 Liberty Street – 11th Floor, 2 World Financial Center, New York, NY 10281-1008, and a mailing address of

6803 South Tucson Way, Centennial, CO 80112. OppenheimerFunds Distributor is a wholly-owned subsidiary of OppenheimerFunds, Inc., which in turn is majority-owned by Massachusetts Mutual Life Insurance Company (MassMutual). OppenheimerFunds Distributor acts as the principal underwriter/distributor for shares in the Trust. OppenheimerFunds Distributor is a broker-dealer member of the Financial Industry Regulatory Authority (FINRA), formerly known as NASD. Pursuant to a distribution agreement with the Trust, OppenheimerFunds Distributor enters into selling agreements with retail broker-dealers, who act in an agency capacity for OppenheimerFunds Distributor and the Trust in the distribution of shares of the Trust to members of the public.

STATUTORY AND REGULATORY BACKGROUND

BROKER-DEALERS ARE PROHIBITED FROM RECEIVING ASSET-BASED COMPENSATION WITH RESPECT TO BROKERAGE ACCOUNTS

27. Pursuant to the ICA, and SEC Rule 38a-1 promulgated thereunder, *see* 17 C.F.R. § 270.38a-1, the trustees of a mutual fund series have primary responsibility to ensure compliance with the federal securities laws by service providers acting on behalf of the mutual funds, such as the funds' distributor and investment manager. The Advisers Act is one of the federal securities laws that the trustees are required to enforce. *See* 17 C.F.R. § 270.38a-1(e)(1) (defining "Federal Securities Laws" to include the Advisers Act.)

28. The Advisers Act mandates certain disclosure, liability, record keeping and conflict management requirements to protect the clients of professional investment advisers. Unless a statutory exclusion applies, the Advisers Act applies to full service broker-dealer firms[1]

[1] Broker-dealer firms are regulated by the Securities Exchange Act of 1934, which defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others" and a "dealer" as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." 15 U.S.C. §

because those firms make securities recommendations, conduct suitability reviews, and otherwise provide investment advice to their customers. *See* Section 202(a)(11), 15 U.S.C. § 80b-2(11) ("investment adviser" defined as "any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities"). A broker-dealer firm may comply with the Advisers Act by registering as an investment adviser. A firm that is registered as a broker-dealer and as an investment adviser is commonly referred to as a "dual registrant."

29. Broker-dealers may avoid Advisers Act regulation if a statutory exclusion applies. Pursuant to what is known as the "Broker-Dealer Exclusion," the Advisers Act excludes from the definition of investment adviser "any broker or dealer whose performance of such services [advice] is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(11)(C).

30. The Broker-Dealer Exclusion "amounts to a recognition that brokers and dealers commonly give a certain amount of advice to their customers in the course of their regular business and that it would be inappropriate to bring them within the scope of the [Advisers Act] merely because of this aspect of their business." *Opinion of the General Counsel Relating To Section 202(a)(11)(C) of the Investment Advisers Act of 1940*, Investment Advisers Act Release No. 2 (Oct. 28, 1940), 11 Fed. Reg. 10996 (Sept. 27, 1946).

31. The term "special compensation" means any form of compensation other than transactional commissions. *See* S. Rep. No. 76-1775, 76th Cong., 3d Sess. 22 (1940) (section

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78c(a)(4)(A), (5)(A). Firms acting as a broker are commonly referred to as "brokerage firms" or "broker-dealers."

202(a)(11)(C) of the Advisers Act applies to broker-dealers "insofar as their advice is merely incidental to brokerage transactions for which they receive *only* brokerage commissions.") (emphasis added). Accordingly, Asset-Based Compensation is "special compensation" under the statute because it is not a transactional commission.

32. As a result of the Broker-Dealer Exclusion, the *form of compensation* that a broker-dealer receives on a particular customer account is typically determinative of what law governs the account. Accounts maintained by the broker-dealer that are subject to the Advisers Act are commonly referred to as "advisory accounts." Accounts excluded from the Advisers Act, and subject only to broker-dealer regulation (the Securities Exchange Act and FINRA rules) are known as "brokerage accounts." A broker-dealer that is not a dual registrant cannot offer advisory accounts.

33. That clear distinction—a broker-dealer offering brokerage accounts can receive only transactional commissions, while an investment adviser (or dual registrant) offering advisory accounts can receive Asset-Based Compensation or hourly fees—worked well for decades following the enactment of the Advisers Act.[2]

34. By the 1990's, the lines had blurred. Many broker-dealers were holding their representatives out to the public as trusted advisers, rather than as mere stockbrokers or product pushers, even though they were not registered as investment advisers. Moreover, with a roaring

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[2] *See Certain Broker-Dealers Deemed Not To Be Investment Advisers*, SEC Release No. 34-51523, 70 Fed. Reg. 20424 (Apr. 19, 2005) ("2005 Final Rule Release") ("Many broker-dealers are also registered with us as advisers because of the nature of the services they provide or the form of compensation they receive. Until recently, the division between broker-dealers and investment advisers was fairly clear, and the regulatory obligations of each fairly distinct. Of late, however, the distinctions have begun to blur, raising difficult questions regarding the application of statutory provisions written by Congress more than half a century ago.").

bull market increasing the value of customers' accounts, many in the broker-dealer industry became dissatisfied with the Broker-Dealer Exclusion's bar on Asset-Based Compensation. Yet, most broker-dealers avoided becoming dual registrants offering advisory accounts, because the fiduciary standard of care required under the Advisers Act is higher than the "salesman" standard under the Exchange Act and FINRA rules for broker-dealers and brokerage accounts.[3]

35. In the 1990's, the broker-dealer industry convinced the SEC that it would be good policy for broker-dealers to be able to receive Asset-Based Compensation on brokerage accounts, primarily relying on the argument that Asset-Based Compensation eliminated the incentive to churn accounts for transactional commissions. *See, e.g.*, Report of the Committee on Compensation Practices (April 10, 1995) (known as the Tully Report), available at www.sec.gov/news/studies/bkrcomp.txt.[4]

36. The SEC obliged by invoking another statutory exclusion—the SEC Designates Exclusion, *see* 15 U.S.C. § 80b-2(11)(F)—which allows the SEC to designate by regulation or order "such other persons not within the intent of this paragraph" to be excluded from the

[3] A 204-page SEC-sponsored report, published on January 8, 2008, authored by the RAND Corporation, titled "Investor and Industry Perspectives on Investment Advisers and Broker-Dealers," (available at www.sec.gov/news/press/2008/2008-1.htm) ("RAND Report"), contains an extensive comparison of the legal duties owed by broker-dealers versus investment advisers. The RAND Report observes that "unlike broker-dealers, federally registered investment advisers owe fiduciary obligations to their clients as a *categorical* matter. . . such obligations require the adviser to act solely with the client's investment goals and interests in mind, free from any direct or indirect conflicts of interest that would tempt the adviser to make recommendations that would also benefit him or her. . . ." Report at 13 (emphasis in original). The RAND Report notes that its discussion of the differences in regulation between broker-dealers and investment advisers "is by no means a complete exegesis of the copious regulatory distinctions within these fields, which would require volumes." RAND Report at 7 n.1.

[4] According to the Tully Report, "[t]he most important role of the [broker-dealer] registered representative is, after all, to provide investment counsel to individual clients, not to generate transaction revenues. The prevailing commission-based compensation system inevitably leads to conflicts of interest among the parties involved." *Id.* at 4.

Advisers Act. Through a series of "no action" positions and temporary regulations, culminating with the promulgation of a new regulation—SEC Rule 202(a)(11)-1. 17 C.F.R. § 275.202(a)(11)-1—the SEC used the SEC Designates Exclusion to authorize broker-dealers to receive Asset-Based Compensation with respect to brokerage accounts.[5]

37. The Rule required broker-dealer firms, as a condition to their ability to receive "special compensation," to inform their customers that their "account is a brokerage account and not an advisory account," and that arrangements with "people who compensate us based on what you buy" may create conflicts of interest, among other disclosures. *See* 17 C.F.R. § 275.202(a)(11)-1(a)(1)(ii).

38. The Rule was subsequently vacated in its entirety by the Court of Appeals for the D.C. Circuit in *Financial Planning Ass'n,* 482 F.3d at 493. The court ruled that the SEC lacked the authority to contradict the Broker-Dealer Exclusion and its prohibition on special compensation. *Id.*[6]

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[5] The Final Rule states that a broker or dealer "will not be deemed to be an investment adviser based solely on its receipt of special compensation" if certain disclosure and other conditions are met, and that a broker or dealer "is an investment adviser solely with respect to those accounts for which it provides services or receives compensation that subject to the broker or dealer to the Advisers Act." *See* 17 C.F.R. § 275.202(a)(11)-1(a)(1) and (c)

[6] The dissenting opinion agreed with the majority that Asset-Based Compensation is "special compensation." *Financial Planning Ass'n,* 482 F.3d at 494. The dissent also agreed with the majority that "a broker-dealer who receives any kind of compensation other than commission does not come within the [Broker-Dealer Exclusion], even if he, too, provides advice solely as an incident to his business as a broker-dealer." *Id.* However, unlike the majority, the dissenting judge would have allowed the SEC to proceed under the SEC Designates Exclusion to authorize "special compensation," based on the judge's view that the "other persons" language in the SEC Designates Exclusion is ambiguous, and that the SEC had made a reasonable interpretation of its rulemaking authority to classify broker-dealers that receive "special compensation" as "other persons." *Id.* Therefore, the *Financial Planning Association* decision reflects that the SEC, the D.C. Circuit Court of Appeals majority, and the dissenting judge were all in agreement that Asset-Based Compensation is "special compensation" and that broker-dealers are prohibited by the Advisers Act from receiving such compensation, unless SEC Rule 202(a)(11)-1 was a valid exercise of SEC rulemaking authority.

39. At the SEC's request, the court stayed its mandate for six months, until October 1, 2007. *See* 2007 U.S. App. LEXIS 15169 (D.C. Cir. June 25, 2007).

40. Accordingly, as of October 1, 2007, broker-dealers can not receive Asset-Based Compensation with respect to brokerage accounts, but must instead either (a) receive their compensation solely in the form of transactional commissions or (b) provide advisory accounts, subject to the Advisers Act, to hold the shares, in which case Asset-Based Compensation may be received.

The Trust And Its Board Have Primary Responsibility To Enforce Compliance With The Advisers Act By OppenheimerFunds Distributor And Its Agents, The Retail Broker-Dealers

41. Mutual funds organized as trusts, such as the Trust, are governed by a Board of Trustees. As stated in Section 36(a) of the ICA, and under governing state law, mutual fund directors and trustees have a fiduciary duty of care to the Trust—the highest standard of care known in the law. By reason of their positions as trustees, the Trustee Defendants owed the Trust and its shareholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Trust in a fair, just, honest and equitable manner.

42. Section 36(a) also codifies that the service providers to an investment company, including the distributor/underwriter (here, OppenheimerFunds Distributor), owe a fiduciary duty to the investment company and its shareholders. The service providers—who already have a fiduciary duty to maximize income for their own shareholder (in this case, OppenheimerFunds, Inc.)—nevertheless must, under the ICA, act in the best interests of the mutual fund and *its* shareholders, which gives rise to an impossible conflict of interest. Therefore, the fundamental

purpose and structure of the ICA is to require the independent board members—the only non-conflicted advocates for the fund and its shareholders—to actively police the service providers' compliance with their fiduciary duties to the fund and its shareholders.

43. Since mutual fund operations are conducted entirely through its conflicted service providers, an essential aspect of the board's fiduciary duty under the ICA is to oversee the compliance of service providers with the federal securities laws, including the Advisers Act, as stated by SEC Rule 38a-1, to ensure that shareholders are not harmed. This "watchdog" role, imposed on mutual fund boards by the ICA, does not exist in any other type of company in America.[7]

44. Rule 38a-1 was adopted following a series of scandals that rocked the mutual fund industry in 2003, in which service providers to some mutual funds were discovered to be making improper and illegal arrangements abusive to fund investors, due to inadequate or ineffective oversight by fund directors/trustees. *See* Final Rule, Promulgating Release No. IC-26299, 2003 SEC LEXIS 2980, at *6 (Dec. 17, 2003) (stating that "unlawful conduct involving a

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[7] As explained by the Investment Company Institute ("ICI"), the mutual fund industry's Washington D.C.-based lobbying organization: "Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the fund's investors. This unique 'watchdog' role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments. In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company." *See* Brochure titled "Understanding the Role of Mutual Fund Directors" (1999) available at www.ici.org.

The ICI also stated in its 1999 brochure: "Because mutual fund directors are, in essence, looking out for shareholders' money, the law holds directors to a very high standard of behavior in carrying out their responsibilities. They must act with the same degree of care and skill that a reasonably prudent person would use in the same situation or in connection with his or her own money. Lawyers call this being a "'fiduciary' or having a 'fiduciary duty.'" *Id.*

number of fund advisers, broker-dealers, and other service providers . . . confirms the need for these rules . . . [the service providers] placed the . . . business interests of the fund adviser ahead of the interests of fund shareholders, thus breaching their fiduciary obligations to the funds involved and their shareholders.").[8]

45. In reaction to these scandals, on December 24, 2003, the SEC adopted new Rule 38a-1 under the ICA, which mandates certain practices designed to strengthen the ability of mutual fund boards to effectively exercise their duty to prevent, detect and correct violations of the federal securities laws by service providers.

46. In particular, Rule 38a-1 requires the board of a mutual fund to approve the written compliance policies and procedures in place at each service provider, including the distributor, that are reasonably designed to prevent, detect and correct violations of the federal securities laws, including the ICA and the Advisers Act.[9]

47. Rule 38a-1 also requires the board to elect a Chief Compliance Officer ("CCO"). The CCO is required to provide an annual written report to the board that addresses the operation of the compliance policies and procedures of the mutual fund and each of its service providers.

[8] *See also* "Special Report: Breach of Trust," BusinessWeek (Dec. 15, 2003) (available at www.businessweek.com); "The Mutual Fund Scandal: Unfair Fight," Newsweek (Dec. 8, 2003) (www.newsweek.com/id/60819); Alan R. Palmiter, "The Mutual Fund Board: A Failed Experiment In Regulatory Outsourcing," 1 Brook. J. Corp. Fin. & Com. L. 165 (Fall 2006); Patrick E. McCabe, "The Economics Of The Mutual Fund Trading Scandal," Board of Governors of the Federal Reserve System staff working paper # 2009-06 (available at www.federalreserve.gov).

[9] The following deadlines were established in connection with the implementation of initial Rule 38a-1: board approval of the compliance policies and procedures of the mutual fund and each of its service providers was required by October 5, 2004; the first annual review of the adequacy and effectiveness of the funds' and service providers' policies and procedures was due by April 5, 2006; and the first annual report by the CCO to the board to address the results of the annual compliance review was required by June 4, 2006.

The report must also address any "material compliance matter," which is defined to include a violation of the federal securities laws by the service provider "or agents thereof." *See* 17 C.F.R. § 270.38a-1(e)(2)(i).

48. In addition, the CCO is required to meet in executive session with the independent trustees at least once each year, without the presence of anyone else (such as fund management or interested trustees), other than independent counsel to the independent trustees. This allows the CCO and independent trustees to speak freely about any sensitive compliance issues of concern to any of them, including any reservations about the cooperativeness or compliance practices of fund management or service providers.

49. Accordingly, the Trustee Defendants have primary responsibility for service providers' compliance with the federal securities laws, including compliance with the requirements of the Advisers Act, as applicable, in connection with the distribution of Trust shares. The Trustee Defendants were required to review and approve the compliance policies and procedures in place at OppenheimerFunds Distributor. The Trustee Defendants were required to hold formal annual board reviews, since at least June 4, 2006, in which the Trustees were required to evaluate the adequacy and effectiveness of OppenheimerFunds Distributor's compliance procedures.

50. The Trust's CCO reports directly to the Trust's Board of Trustees. The CCO is required to make annual compliance reports to the Board of Trustees, including reports of any "material compliance matters" facing OppenheimerFunds Distributor and the retail broker-dealers that act as sub-agents for OppenheimerFunds Distributor, including, specifically, any issues concerning compliance with the Advisers Act. The CCO is also required to meet at least

annually in executive sessions with the independent Trustees to discuss "material compliance matters."

DEFENDANTS' DUTY TO COMPLY WITH THE ADVISER'S ACT

51. The Trust has elected to act as the distributor of its own shares. *See* SEC Rule 12b-1, 17 C.F.R. § 270.12b-1(a)(2) ("a company will be deemed to be acting as a distributor of securities of which it is the issuer, . . if it engages directly or indirectly in financing [distribution activities]"). The Trust is financing distribution activities, including making compensation payments to broker-dealers for sales of Trust shares and for on-going servicing of shareholders, out of Trust assets, as allowed by SEC Rule 12b-1. Rule 12b-1 is silent on the form of compensation. The Trust is financing both transactional commissions and payments of Asset-Based Compensation to broker-dealers out of its assets.

52. Because the Trust has elected to act as the distributor of its own shares, OppenheimerFunds Distributor is acting on behalf of the Trust on an agency basis. Pursuant to a contractual commitment in the distribution agreement between the Trust and OppenheimerFunds Distributor, the Trust pays Asset-Based Compensation to OppenheimerFunds Distributor. In turn, OppenheimerFunds Distributor sub-appoints retail broker-dealer firms (such as Merrill Lynch) to distribute Trust shares and receive compensation for servicing shareholders on an agency basis on behalf of the Trust (again, because the Trust has elected to act as distributor of its own shares). The Asset-Based Compensation is calculated based on the average daily net asset values of the particular shares held by each respective sub-agent broker-dealer's customer

accounts holding Trust shares.[10] In addition, OppenheimerFunds Distributor makes "revenue sharing" payments to broker-dealers based on daily net asset values of shares held in customer accounts. These payments are ongoing, which means that they continue to be made to the particular broker-dealer for as long as the shareholder owns Trust shares held in an account serviced by that broker-dealer.

53. Since October 1, 2007, the Trust and OppenheimerFunds Distributor have continued to make unlawful Asset-Based Compensation payments with respect to Trust shares held in brokerage accounts. In the language of SEC Rule 38a-1, these violations of the Advisers Act by the Trust's service provider (OppenheimerFunds Distributor) and its agents (the retail broker-dealers) constitute a "Material Compliance Matter" that the Trust is obligated to prevent, detect and correct.[11] In other words, by authorizing payments in violation of the Advisers Act, the Trust and the board are in violation of their obligations under the ICA to police for violations of the Advisers Act.

54. These unlawful payments of Asset-Based Compensation to broker-dealers in connection with brokerage accounts improperly deplete the assets of the Trust, and deprive Trust shareholders of the protections and benefits of the advisory accounts to which they are entitled under applicable law.

[10] For example, in the fiscal year ending October 31, 2009, the Trust funded payments of approximately $8.3 million in Asset-Based Compensation to broker-dealers pursuant to a Rule 12b-1 distribution plan for Class C shares.

[11] Moreover, Rule 12b-1 also requires the Trustees to review "at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made," thus providing the board with numerous additional opportunities to ascertain that Asset-Based Compensation was improperly being paid in connection with brokerage accounts.

55. Specifically, in the period from July 22, 2005 (the effective date of the disclosure requirements of SEC Rule 202(a)(11)-1)[12] to September 30, 2007, the Trustee Defendants failed to ascertain whether OppenheimerFunds Distributor had compliance policies and procedures in place to ensure that broker-dealers receiving Asset-Based Compensation payments in connection with Trust shares held in brokerage accounts that were opened in that period were in compliance with the conditions set forth in former SEC Rule 202(a)(11)-1 for receipt of such compensation. In the period from October 1, 2007 to present, the Trustee Defendants failed to ascertain whether OppenheimerFunds Distributor had compliance policies and procedures in place to ensure that Asset-Based Compensation is paid only to registered investment advisers, or broker-dealers that are dual registrants, and that Trust shares upon which such compensation is paid are held in advisory accounts governed by the Advisers Act.

56. One way to maintain compliance with Section 36(a) and SEC Rule 38a-1 is to promptly void unlawful contractual commitments. The drafters of the ICA anticipated this need by including Section 47(b) in the ICA, 15 U.S.C. § 80a-46(b), which provides that "either party" to "a contract that is made, or whose performance involves, a violation of [the ICA], or of any rule, regulation, or order thereunder," may request "a court" to void the contract, or partial rescission if the "lawful portion . . . may be severed from the unlawful portion of the contract."

57. Together, the foregoing provisions of the Advisers Act and the ICA prohibit broker-dealers advising shareholders of mutual funds from receiving Asset-Based Compensation on brokerage accounts, *and make it the affirmative obligation of the boards of mutual funds to*

[12] The Final Rule's revised disclosure requirements applied to brokerage accounts opened on or after July 22, 2005 for which broker-dealers were relying on the new rule to receive "special compensation." *See* 70 Fed. Reg. 20424, 20441 (Apr. 19, 2005).

police compliance, including pursuing legal actions to void the fund's contractual commitments to pay such illegal compensation.

ADDITIONAL DERIVATIVE AND DEMAND REQUIREMENT ALLEGATIONS

58. In addition to the allegations set forth above, as described below, plaintiff brings this action derivatively in the right and for the benefit of the Trust to redress injuries suffered and to be suffered by the Trust as a direct result of the violations of law by OppenheimerFunds Distributor and the Trustee Defendants, for which demand on the Trust's Board of Trustees was made. The Trust is named as a nominal defendant solely in a derivative capacity.

59. Plaintiff will adequately and fairly represent the interests of the Trust and its shareholders in enforcing and prosecuting their rights.

60. Through his attorneys, plaintiff made demand on the Trust's Board of Trustees. By letter dated January 8, 2009, plaintiff demanded that the board cause the Trust and its service providers to cease funding and paying Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, to restore to the Trust certain of such payments made in the past, and to remedy the Trustees' breaches of their fiduciary duties of loyalty and due care, and their waste of Trust assets. *See* **Exhibit 1**.

61. By email dated April 2, 2009, attaching a letter dated March 31, 2009, counsel to the Trustees of the Trust stated that the "trustees retained independent counsel to advise them in connection with your letter, and they have established a special committee to consider the issues you raised. We expect that the special committee will investigate those issues and will report its conclusions to the board in due course." *See* **Exhibit 2**.

62. By letter dated September 17, 2009, plaintiff's counsel requested an update on the board's consideration of plaintiff's demand letter. *See* **Exhibit 3.**

63 By letter dated September 22, 2009, the Trustees' counsel reported that the board's special committee's investigation "has not yet concluded" and that plaintiff's counsel "may be contacted by the independent counsel to the special committee, Schulte, Roth & Zabel LLP, prior to the completion of the committee's assignment." *See* **Exhibit 4.** No such contact occurred.

64. By letter dated November 12, 2009, the secretary to the Trust forwarded to plaintiff's counsel a copy of a resolution adopted by the board of the Trust, stating that the board "in the exercise of its business judgment and in light of its fiduciary duties under state and federal law, has concluded not to take the actions recommended to it in the Milberg Letter." *See* **Exhibit 5.**

65. The board's response to the demand is a wrongful refusal to act, for the reasons stated in this complaint, and no business judgment is involved in the decision to continue violating the federal securities laws. In any event, the federal policies underlying the claims asserted herein preempt any state law grounds for terminating this litigation. Accordingly, the prosecution of these claims on a shareholder derivative basis is appropriate.

FIRST CAUSE OF ACTION

Contract Voiding Pursuant to Section 47(b) of the ICA Against Defendant OppenheimerFunds Distributor

66. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

67. Section 47(b) of the ICA provides that a contract made in violation of the ICA, or whose performance involves (or will involve in the future) a violation of the ICA, or any rule or regulation thereunder, is unenforceable by either party, and provides for whole or partial rescission and restitution.

68. A fundamental purpose and structure of the ICA is to require independent board members—the only non-conflicted advocates for the Trust and its shareholders—to actively police the service providers' compliance with their fiduciary duties to the Trust and its shareholders, as reflected in ICA Section 36(a) and SEC Rule 38a-1 promulgated thereunder.

69. The Trust has elected to act as distributor of its own shares, and has contractual commitments to pay OppenheimerFunds Distributor and its sub-agents, the retail broker-dealers, Asset-Based Compensation in connection with Trust shares held in brokerage accounts. These payments violate the Advisers Act, one of the federal securities laws that the Trust and its board are required to enforce.

70. By the plain language of SEC Rule 38a-1, it is the responsibility of the board to police the service providers (including OppenheimerFunds Distributor) and their agents (the retail broker-dealers that act on its behalf) who are receiving compensation from the Trust for compliance with the federal securities laws. When there is an actual violation of the Advisers Act by OppenheimerFunds Distributor or its agents—a "Material Compliance Matter" in the language of SEC Rule 38a-1—then the board is compelled to act to correct the violation. Therefore, voiding or reforming any contract containing payment provisions that violate the federal securities laws (Material Compliance Matters) is not merely an option for the board but an affirmative obligation.

71. The Trust is obligated to void the broker-dealer compensation provisions in its Distribution Agreement between the Trust and OppenheimerFunds Distributor, because performance involves violations of the ICA and SEC Rule 38a-1. By authorizing payments in violation of the Advisers Act, the Trust and the board are in violation of their obligations under the ICA to police for violations of the Advisers Act by the Trust's service providers and agents of service providers.

72. Past unlawful payments to OppenheimerFunds Distributor and its sub-agents pursuant to the Distribution Agreement constitute unjust enrichment to be restituted to the Trust by OppenheimerFunds Distributor, as follows: for the period July 22, 2005 to September 30, 2007, the amount of past payments of Asset-Based Compensation to OppenheimerFunds Distributor and/or its sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and for the period of October 1, 2007 to present, the amount of Asset-Based Compensation in connection with Trust shares held in brokerage accounts paid to OppenheimerFunds Distributor and/or its sub-agents.

SECOND CAUSE OF ACTION

Breach of Contract Against Defendant OppenheimerFunds Distributor

73. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

74. The Trust has elected to act as distributor of its own shares, and has a distribution agreement with OppenheimerFunds Distributor and its sub-agents, the retail broker-dealers, for providing service to shareholders on an agency basis on behalf of the Trust, and for payment of

compensation from Trust assets to OppenheimerFunds Distributor and the sub-agent retail broker-dealers. In the distribution agreement, OppenheimerFunds Distributor, on behalf of itself and its sub-agent broker-dealers, warrants that it will comply with the federal securities laws.

75. In material breach of its contractual promise, OppenheimerFunds Distributor receives Asset-Based Compensation from the Trust in connection with Trust shares held in brokerage accounts at its sub-agent retail broker-dealers in violation of the Advisers Act. In further breach of its contractual promise to abide by the federal securities laws, OppenheimerFunds Distributor makes payments of Asset-Based Compensation to the sub-agent retail broker-dealers who maintain brokerage accounts holding Trust shares in violation of the Advisers Act.

76. To be in compliance with the Advisers Act, OppenheimerFunds Distributor and its sub-agent retail broker-dealers are required to either (i) hold Trust shares in advisory accounts, not brokerage accounts, in order to lawfully receive Asset-Based Compensation or (ii) receive transactional commissions only.

77. As a result of OppenheimerFunds Distributor's breaches, there has been a *per se* waste of Trust assets for illegal payments, causing harm to the Trust and its shareholders. In addition, OppenheimerFunds Distributor's breaches of contract caused Trust shareholders to be deprived of advisory accounts subject to the investor protections and benefits of the Advisers Act.

78. The Trust's damages equal, for the period of July 22, 2005 to September 30, 2007, the amount of past payments of Asset-Based Compensation to OppenheimerFunds Distributor and/or its sub-agents in connection with Trust shares held in brokerage accounts in

which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and for the period of October 1, 2007 to present, the amount of Asset-Based Compensation in connection with Trust shares held in brokerage accounts paid during the period to OppenheimerFunds Distributor and/or its sub-agents.

THIRD CAUSE OF ACTION

Breach of Fiduciary Duty Against The Trustee Defendants

79. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

80. The Trustee Defendants are fiduciaries of the Trust and of all of its shareholders and owe them the duty to conduct the affairs of the Trust loyally, faithfully, carefully, diligently and prudently. This cause of action is asserted based upon the Trustee Defendants' acts in violation of state law, which acts constitute breach of fiduciary duty.

81. Each of the Trustee Defendants participated in the acts of mismanagement alleged herein, or acted in reckless disregard of the facts and law known to them, and failed to exercise due care to prevent the misuse of Trust assets. The Trustee Defendants became aware, or should have become aware through reasonable inquiry, of the facts alleged herein including, among others, the deficiencies in the compliance policies and procedures of the Trust and its service providers permitting unlawful payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts. The Trustee Defendants thereby breached their duty of care and loyalty to the shareholders of the Trust by failing to act as ordinary prudent persons would have acted in a like position.

82. Each of the Trustee Defendants also engaged in an intentional dereliction of duty and demonstrated a conscious disregard for his or her responsibilities. The Board of Trustees had an affirmative duty to investigate the legality of the broker-dealer compensation payments, including through mandated quarterly reviews of 12b-1 fee payments, annual compliance reviews of service providers, and responding to "material compliance matters" as defined by SEC Rule 38a-1, including determining whether Trust shares were held in brokerage accounts. The Trustee Defendants thereby acted in bad faith to the shareholders of the Trust by failing to act as ordinary prudent persons would have acted in a like position.

83. As a result of the foregoing, the Trust has suffered considerable damage to and material diminution in the value of its assets paid as illegal compensation to OppenheimerFunds Distributor and its sub-agents.

84. Each of the Trustee Defendants, singly and in concert, engaged in the aforesaid conduct in reckless disregard and/or intentional breach of his or her fiduciary duties to the Trust.

85. Plaintiff, on behalf of the Trust, seeks declaratory and injunctive relief and damages and other relief for the Trust as hereinafter set forth.

FOURTH CAUSE OF ACTION

Waste of Trust Assets Against the Trustee Defendants

86. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

87. As a result of authorizing unlawful Asset-Based Compensation to be paid from Trust assets to OppenheimerFunds Distributor and its sub-agents, and by failing to properly consider the interests of the Trust and its shareholders by failing to conduct proper supervision,

the Trustee Defendants have caused a *per se* waste of valuable Trust assets through illegal payments from Trust assets.

88. As a result of the waste of Trust assets, the Trustee Defendants are liable to the Trust.

89. The Trust has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment on behalf of the Trust as follows:

(a) Determining that this action is a proper derivative action maintainable under law, that the demand requirement was satisfied, and that demand was wrongfully refused;

(b) Against each Defendant for restitution and/or damages in favor of the Trust and its shareholders;

(c) Declaratory and injunctive relief as permitted by law, including attaching, impounding, imposing a constructive trust on, or otherwise restricting the Asset-Based Compensation previously paid to OppenheimerFunds Distributor and enjoining the Trust and OppenheimerFunds Distributor from any further payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States;

(d) Awarding pre-judgment interest on all monetary damages;

(e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

(f) Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: March 19, 2010.

Respectfully submitted,

s/ Jeffrey A. Chase
Jeffrey A. Chase
Andrew W. Myers
JACOBS CHASE FRICK KLEINKOPF & KELLEY LLC
1050 17th Street, Ste 1500
Denver, CO 80265
Telephone: 303-685-4800
Fax: 303-685-4869
E-mail: jchase@jacobschase.com
amyers@jacobschase.com

Michael C. Spencer
Janine L. Pollack
MILBERG LLP
One Pennsylvania Plaza
New York, NY 10119
Telephone: 212-594-5300
Fax: 212-868-1229
E-mail: mspencer@milberg.com
jpollack@milberg.com

Lee A. Weiss
BROWNE WOODS GEORGE LLP
49 West 37th St., 15th Fl
New York, NY 10018
Telephone: 212-354-4901
Fax: 212-354-4904
E-mail: lweiss@bwgfirm.com

Ronald A. Uitz
UITZ & ASSOCIATES
1629 K Street, NW Ste 300
Washington, DC 20006
Telephone: 202-296-5280
Fax: 202-521-0619
E-mail: ron877@yahoo.com

Alfred G. Yates, Jr.
LAW OFFICE OF ALFRED G. YATES, JR. P.C.
519 Allegheny Building
429 Forbes Ave.
Pittsburgh, PA 15219
Telephone: 412-391-5164
Fax: 412-471-1033
E-mail: yateslaw@aol.com

ATTORNEYS FOR PLAINTIFF

MILBERG LLP

NEW YORK
LOS ANGELES
TAMPA

Michael C. Spencer
Direct Dial: 212-946-9450
mspencer@milberg.com

January 8, 2009

Board of Trustees
Oppenheimer Quest for Value Funds
6803 S. Tucson Way
Centennial, CO 80112-3924

Re: Shareholder Demand For Cessation
and Restoration of Certain Payments to Broker-Dealers

Dear Members of the Board of Trustees:

This letter is a shareholder demand that the Board of Trustees of Oppenheimer Quest for Value Funds ("the Trust") immediately (a) cause the Trust to cease funding and permitting the payment of ongoing non-transactional asset-based compensation ("Asset-Based Compensation") to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, and (b) take all necessary and reasonable steps to restore to the Trust all payments of such Asset-Based Compensation in the past.

This letter is submitted on behalf of Bradley C. Smith, who owns Class C shares of the Oppenheimer Small- & Mid-Cap Fund (QSCCX), which is one of three portfolios that comprise the Funds. His shares are held in a brokerage account at Merrill Lynch.

The Trust has elected to act as distributor of shares of which it is the issuer. Pursuant to written distribution plans adopted by the Board, the Trust pays for distribution-related services from the Trust's assets, including payments of Asset-Based Compensation to broker-dealers.

The Trust has appointed OppenheimerFunds Distributor, Inc. ("OFD") as the Trust's exclusive agent for performing distribution-related services, either directly or through third parties. Distribution agreements between the Trust and OFD authorize payments of Asset-Based Compensation to broker-dealers. These payments are set at an annual percentage rate of average daily net asset values of shares of the Trust and are disbursed quarterly. For example, in the fiscal year ending October 31, 2007, the Trust funded payment of approximately $7.2 million in Asset-Based Compensation to broker-dealers pursuant to a distribution plan for Class C shares.

EXHIBIT
1

Additional Asset-Based Compensation payments to broker-dealers are described as "revenue sharing" payments.

Payment of Asset-Based Compensation to broker-dealers in connection with brokerage accounts is unlawful under the Investment Advisers Act of 1940, as confirmed in *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007).

Smith asserts that present and former Trustees acted with malfeasance and/or failed to properly exercise adequate oversight in approving unlawful Asset-Based Compensation to broker-dealers, which caused waste and injury to the Trust and reduced shareholders' investment returns.

Smith demands that the Board of Trustees:

1. Cause the Trust to cease funding or permitting payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, and terminate or reform all distribution plans and distribution agreements by which the Trust funds or permits such unlawful payments.

2. Take all reasonable and necessary steps, including litigation, to restore to the Trust all payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, including but not limited to obtaining recovery from present and former Trustees of the Trust and/or OFD.

We respectfully request a response to this demand within 60 days. If a satisfactory response is not received, we intend to commence a derivative action on behalf of the Trust.

Sincerely,

Michael C. Spencer

Certified Mail
Return Receipt Requested

Spencer, Michael

From: Feiman, Ronald M. [RFeiman@KRAMERLEVIN.com]
Sent: Thursday, April 02, 2009 12:08 PM
To: Spencer, Michael
Subject: Oppenheimer Small- and Mid-Cap Value Fund
Attachments: KL2-#2598804-v2-First_Response_to_Milberg_Demand_re_SMidCap_Fund.DOC$

Following the formation of a special committee of the board of trustees on March 27, 2009:

<<KL2-#2598804-v2-First_Response_to_Milberg_Demand_re_SMidCap_Fund.DOC¤>>

Ronald M. Feiman

Partner
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Tel: 212-715-9550
Fax: 212-715-8250
Email: RFeiman@KRAMERLEVIN.com
http://www.kramerlevin.com

EXHIBIT 2

KRAMER LEVIN NAFTALIS & FRANKEL LLP

March 31, 2009

VIA EMAIL AND FIRST CLASS MAIL

Michael C. Spencer
Milberg LLP
One Pennsylvania Place
New York, NY 10119-0165

Re: Oppenheimer Quest for Value Funds (the "Trust") on behalf of its series Oppenheimer Small- & Mid-Cap Value Fund (the "Fund")

Dear Mr. Spencer:

We are counsel to the trustees of the Trust and we are writing to respond to your letter dated January 8, 2009 concerning certain payments to broker-dealers. The trustees retained independent counsel to advise them in connection with your letter, and they have established a special committee to consider the issues you raised. We expect that the special committee will investigate those issues and will report its conclusions to the board in due course. In the meantime, if you would like to discuss this matter, please do not hesitate to contact me.

Very truly yours,

Ronald M. Feiman

MILBERG LLP

NEW YORK
LOS ANGELES
TAMPA
DETROIT

Michael C. Spencer
Direct Dial: 212-946-9450
mspencer@milberg.com

September 17, 2009

VIA EMAIL AND FIRST CLASS MAIL

Ronald M. Feiman, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

Re: Oppenheimer Gold & Special Minerals Fund

Re: Oppenheimer Quest for Value Funds

Dear Mr. Feiman:

I have not received any correspondence from you since your March 31, 2009 letter reporting that independent counsel had been retained, and special committees established, by the trustees of the respective trusts captioned above to consider the issues raised by my client's shareholder demand letters.

Please let me know if we should expect any response or comment from the Boards concerning the substantive merits of the proposed litigations.

Sincerely,

Michael C. Spencer

One Pennsylvania Plaza · New York, New York 10119 · T 212.594.5300 · F 212.868.1229 · milberg.com

EXHIBIT 3

KRAMER LEVIN NAFTALIS & FRANKEL LLP

September 22, 2009

VIA EMAIL AND FIRST CLASS MAIL

Michael C. Spencer
Milberg LLP
One Pennsylvania Place
New York, NY 10119-0165

Re: Oppenheimer Quest for Value Funds (the "Trust") on behalf of its series Oppenheimer Small- & Mid-Cap Value Fund (the "Fund")

Dear Mr. Spencer:

In response to your letter dated September 17, 2009, we can inform you that at its regularly scheduled board meeting last week, the special committee that had been appointed to review the issues you raised in your previous letters to the Fund reported on the status of its investigation, which has not yet concluded. You may be contacted by the independent counsel to the special committee, Schulte, Roth & Zabel LLP, prior to the completion of the committee's assignment.

Very truly yours,

[signature]

Ronald M. Feiman

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE 75008 PARIS FRANCE

EXHIBIT 4

Oppenheimer Small & Mid-Cap Value Fund
A Series of Oppenheimer Quest for Value Funds
6803 South Tucson Way
Centennial, Colorado 80112

Robert G. Zack
Secretary

November 12, 2009

Via Fax and
Certified Mail
Return Receipt Requested

Michael C. Spencer
Milberg LLP
One Pennsylvania Plaza
New York, NY 10119-0165

Dear Mr. Spencer:

As Secretary of Oppenheimer Small & Mid-Cap Value Fund, a series of Oppenheimer Quest for Value Funds (the "Fund"), I have been instructed by the Board of Trustees of the Fund to advise you that the Board of Trustees has received and reviewed your letter dated January 8, 2009, and at a meeting of the Board of Trustees on this date has taken the action set forth in the attached resolutions duly adopted by the Board at its meeting.

Very truly yours,

Robert G. Zack
Secretary

Attachment

cc: Board of Trustees, Oppenheimer Quest for Value Funds
Ronald M. Feiman, Esq.

Milberg LLP – Letter-Quest for Value Funds-11-12-09.doc

EXHIBIT 5

The Board of the Oppenheimer Quest for Value Funds (the "Trust") on behalf of its series known as Oppenheimer Small- & Mid-Cap Value Fund (the "Fund") adopts the following preamble and resolutions:

WHEREAS, on or about January 8, 2009, Milberg LLP sent a letter to the Board on behalf of a shareholder of the Fund demanding that the Board: "Cause the [Fund] to cease funding or permitting payments of Asset-Based Compensation to broker-dealers in connection with shares of the [Fund] held in brokerage accounts in the United States, and terminate or reform all distribution plans and distribution agreements by which the [Fund] funds or permits such unlawful payments" and "Take all reasonable and necessary steps, including litigation, to restore to the [Fund] all payments of Asset-Based Compensation to broker-dealers in connection with shares of the [Funds] held in brokerage accounts in the United States, including but not limited to obtaining recovery from present and former Trustees of the [Fund] and/or [OppenheimerFunds Distributor, Inc.]" (the "Milberg Letter"); and

WHEREAS, the Board formed a special litigation committee (the "Committee") to investigate the allegations raised in the Milberg Letter and appointed Mary Ann Tynan, a Trustee of the Trust who is not an "interested person" as defined by the Investment Company Act of 1940 (the "1940 Act"), as the sole member of the Committee; and

WHEREAS, the Committee retained Schulte Roth & Zabel LLP ("SRZ") to represent and advise the Committee in its investigation and review of the matters set forth in the Milberg Letter; and

WHEREAS, Milberg LLP filed a complaint against, among others, Franklin/Templeton Distributors, Inc., in the United States District court for the Northern District of California San Francisco Division, captioned *Smith v. Franklin/Templeton Distributors, Inc.*, Index No. 09-cv-4775 (the "Franklin Complaint"), which contains allegations similar to those raised in the Milberg Letter; and

WHEREAS, SRZ provided a report to the Committee (the "SRZ Report") analyzing the demands set forth in the Milberg Letter and in the Franklin Complaint; and

WHEREAS, the SRZ Report was reviewed and considered by the Committee with SRZ and presented to the Board by Ms. Tynan; and

WHEREAS, the Board has discussed the SRZ Report and considered the recommendations of the Committee with respect to the Milberg Letter,

NOW, THEREFORE, BE IT

RESOLVED, that based on the SRZ report and the recommendation of the Committee, the Board, including each member of the Board who is not an interested person, as defined by the 1940 Act, of the Trust, in the exercise of its business judgment and in light of its fiduciary duties under state and federal law, has concluded not to take the actions recommended to it in the Milberg Letter; and further

RESOLVED, that the [Secretary] of the Trust be, and hereby is, authorized and directed to prepare, with the advice of legal counsel, and to send a response to Milberg LLP informing Milberg LLP of the determination of the Board with respect to the Milberg Letter.

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

March 25, 2010

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds Distributor, Inc. (File No. 8-22992) and Oppenheimer Gold & Special Minerals Fund (File No. 811-3694)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer Gold & Special Minerals Fund, a registered management investment company (the "Fund"), OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's general distributor and certain of the Fund's current and retired Trustees (directors), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Smith v. OFDI et. al* (Case No. 10-CV-00655) (USDC, D. CO.), (the "Civil Action"). The Civil Action purports to be a derivative action brought against certain Trustees of the Fund and OFDI, and names the Fund as a nominal defendant (collectively the "OppenheimerFunds defendants"). The Civil Action states that the plaintiff was a shareholder of the Fund. The enclosed complaint was filed on March 19, 2010, and was served on certain OppenheimerFunds defendants on March 24, 2010.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

I:\LEGAL\Litigation\SEC Filings\Smith.Gold & Special Minerals Initial Complaint.doc

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 10 - CV - 00655-JLK-KMT

BRADLEY C. SMITH, derivatively on behalf of OPPENHEIMER GOLD & SPECIAL MINERALS FUND,

Plaintiff,

v.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.,
BRIAN F. WRUBLE,
DAVID K. DOWNES,
MATTHEW P. FINK,
PHILLIP A. GRIFFITHS,
MARY F. MILLER,
JOEL W. MOTLEY,
MARY ANN TYNAN,
JOSEPH M. WIKLER,
PETER I. WOLD,
JOHN V. MURPHY, and
RUSSELL S. REYNOLDS, JR.,

Defendants,

and

OPPENHEIMER GOLD & SPECIAL MINERALS FUND,

Nominal Defendant.

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO
MAR 19 2010
GREGORY C. LANGHAM
CLERK

VERIFIED DERIVATIVE COMPLAINT AND DEMAND FOR JURY TRIAL

VERIFIED DERIVATIVE COMPLAINT

1. Plaintiff, through his attorneys, derivatively on behalf of Oppenheimer Gold & Special Minerals Fund ("the Trust"), makes the following allegations for his complaint. The allegations are based upon personal knowledge as to plaintiff and his own acts, and, as to other matters, upon information and belief based upon an investigation conducted by his attorneys, which included a review of the Trust's regulatory filings.

NATURE OF THE ACTION

2. The Trust, nominal defendant herein, is registered with the Securities and Exchange Commission as an open-end management investment company—commonly referred to as a mutual fund. This is a derivative lawsuit brought on behalf of the Trust alleging wrongdoing by defendants, who are trustees of the Trust and the principal distributor/underwriter of shares of the Trust. Plaintiff owns shares in the Trust.

3. Plaintiff's claims are based on defendants' continued provision and approval of payments from Trust assets of "asset-based compensation" to broker-dealer firms that hold Trust shares in brokerage accounts, contrary to the Investment Advisers Act of 1940 ("Advisers Act"), the Investment Company Act of 1940 ("ICA"), and *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007). Defendants' ongoing provision and approval of these payments, in violation of law, is unlawfully depleting the assets of the Trust.

4. Under the federal securities laws, broker-dealers advising customers may only receive compensation from transactional commissions (based on the purchase or sale of securities), and may not lawfully receive asset-based compensation (ongoing payments, not related to transactions, but instead calculated as a percentage of average daily net value of assets held in customer accounts, hereinafter referred to as "Asset-Based Compensation"). To receive Asset-Based Compensation, a broker-dealer firm must be registered as an investment adviser under the Advisers Act (known as a "dual registrant") and offer an "advisory account" (as opposed to a brokerage account) in which to hold the shares—*i.e.*, an account that provides the client with the investor protections and benefits of the Advisers Act.

5. In violation of those laws, the Trust and its distributor/underwriter are paying Asset-Based Compensation to broker-dealers with respect to mutual fund shares held in brokerage accounts rather than advisory accounts. These payments are financed from daily deductions from the Trust's assets.

6. This action seeks declaratory and injunctive relief to terminate the Trust's unlawful payments of Asset-Based Compensation on shares held in brokerage accounts; restitution to the Trust from the distributor/underwriter of past unlawful payments; and damages from the Trustees resulting from their breaches of the fiduciary duties of loyalty and due care and their wasting of Trust assets.

JURISDICTION AND VENUE

7. This Court has federal question subject matter jurisdiction over all claims asserted herein pursuant to 15 U.S.C. § 80a-43, and 28 U.S.C. § 1331 and § 1337, because each claim involves issues arising under the ICA, and the rules and regulations thereunder, and this Court has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a). This action is not a collusive one to confer jurisdiction that the Court would otherwise lack.

8. This Court has personal jurisdiction over each of the defendants because the Trust's principal place of business is located within this District and all of the defendants have conducted business in this District, including business relating to the claims herein being asserted on behalf of the Trust.

9. Venue is proper in this Court pursuant to 28 U.S.C. § 1391(b)(2) and 15 U.S.C. § 80a-43 because the Trust maintains its headquarters within this District and because many of the acts complained of herein occurred in this District.

THE PARTIES

10. Plaintiff Bradley C. Smith is a resident of North Carolina. Plaintiff owns Class C shares of the Trust (Oppenheimer Gold & Special Minerals Fund). Plaintiff has been a shareholder in the Trust continuously since June 9, 2006. Plaintiff's shares are held in a brokerage account at Merrill Lynch, Pierce, Fenner & Smith Incorporated.

11. Nominal defendant, the Trust, is a Massachusetts business trust. The Trust maintains its principal place of business at 6803 S. Tucson Way, Centennial, CO 80112-3924. The Trust is classified under the ICA as an open-end management investment company. As of December 31, 2008, the Trust held net assets of $1.376 billion.

12. Defendant Brian F. Wruble is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA. Mr. Wruble has served as Chairman of the Trust's Board of Trustees since 2007.

13. Defendant David K. Downes is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

14. Defendant Matthew P. Fink is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA. Mr. Fink was employed by the Investment Company Institute, the trade association and lobbying organization for the mutual fund industry, from 1971 to 2003, and served as its President from 1991 to 2003.

15. Defendant Phillip A. Griffiths is a current trustee of the Trust. He has served since 1999, and has been classified by the Trust as an independent board member for purposes of the ICA.

16. Defendant Mary F. Miller is a current trustee of the Trust. She has served since 2004, and has been classified by the Trust as an independent board member for purposes of the ICA.

17. Defendant Joel W. Motley is a current trustee of the Trust. He has served since 2002, and has been classified by the Trust as an independent board member for purposes of the ICA.

18. Defendant Mary Ann Tynan is a current trustee of the Trust. She has served since 2008, and has been classified by the Trust as an independent board member for purposes of the ICA.

19. Defendant Joseph M. Wikler is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA.

20. Defendant Peter I. Wold is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA.

21. Defendant John V. Murphy is a current trustee of the Trust. He has served since 2001, and has been classified by the Trust as an interested board member for purposes of the ICA.

22. Defendant Russell S. Reynolds, Jr. is a current trustee of the Trust. He has served since 1989, and has been classified by the Trust as an interested board member for purposes of the ICA. The defendants referenced in ¶¶ 12-22 are referred to collectively herein as the "Trustee Defendants."

23. Defendant OppenheimerFunds Distributor, Inc. ("OppenheimerFunds Distributor") is a New York corporation with its principal place of business at 225 Liberty Street – 11th Floor, 2 World Financial Center, New York, NY 10281-1008, and a mailing address of 6803 South Tucson Way, Centennial, CO 80112. OppenheimerFunds Distributor is a wholly-owned subsidiary of OppenheimerFunds, Inc., which in turn is majority-owned by Massachusetts Mutual Life Insurance Company (MassMutual). OppenheimerFunds Distributor acts as the principal underwriter/distributor for shares in the Trust. OppenheimerFunds Distributor is a broker-dealer member of the Financial Industry Regulatory Authority (FINRA), formerly known as NASD. Pursuant to a distribution agreement with the Trust, OppenheimerFunds Distributor enters into selling agreements with retail broker-dealers, who act in an agency capacity for OppenheimerFunds Distributor and the Trust in the distribution of shares of the Trust to members of the public.

STATUTORY AND REGULATORY BACKGROUND

Broker-Dealers Are Prohibited From Receiving Asset-Based Compensation With Respect To Brokerage Accounts

24. Pursuant to the ICA, and SEC Rule 38a-1 promulgated thereunder, *see* 17 C.F.R. § 270.38a-1, the trustees of a mutual fund series have primary responsibility to ensure compliance with the federal securities laws by service providers acting on behalf of the mutual funds, such as the funds' distributor and investment manager. The Advisers Act is one of the

federal securities laws that the Trustees are required to enforce. *See* 17 C.F.R. § 270.38a-1(e)(1) (defining "Federal Securities Laws" to include the Advisers Act.)

25. The Advisers Act mandates certain disclosure, liability, record keeping and conflict management requirements to protect the clients of professional investment advisers. Unless a statutory exclusion applies, the Advisers Act applies to full service broker-dealer firms[1] because those firms make securities recommendations, conduct suitability reviews, and otherwise provide investment advice to their customers. *See* Section 202(a)(11), 15 U.S.C. § 80b-2(11) ("investment adviser" defined as "any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities"). A broker-dealer firm may comply with the Advisers Act by registering as an investment adviser. A firm that is registered as a broker-dealer and as an investment adviser is commonly referred to as a "dual registrant."

26. Broker-dealers may avoid Advisers Act regulation if a statutory exclusion applies. Pursuant to what is known as the "Broker-Dealer Exclusion," the Advisers Act excludes from the definition of investment adviser "any broker or dealer whose performance of such services [advice] is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(11)(C).

27. The Broker-Dealer Exclusion "amounts to a recognition that brokers and dealers commonly give a certain amount of advice to their customers in the course of their regular

[1] Broker-dealer firms are regulated by the Securities Exchange Act of 1934, which defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others" and a "dealer" as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." 15 U.S.C. § 78c(a)(4)(A), (5)(A). Firms acting as a broker are commonly referred to as "brokerage firms" or "broker-dealers."

business and that it would be inappropriate to bring them within the scope of the [Advisers Act] merely because of this aspect of their business." *Opinion of the General Counsel Relating To Section 202(a)(11)(C) of the Investment Advisers Act of 1940*, Investment Advisers Act Release No. 2 (Oct. 28. 1940), 11 Fed. Reg. 10996 (Sept. 27, 1946).

28. The term "special compensation" means any form of compensation other than transactional commissions. *See* S. Rep. No. 76-1775, 76th Cong., 3d Sess. 22 (1940) (section 202(a)(11)(C) of the Advisers Act applies to broker-dealers "insofar as their advice is merely incidental to brokerage transactions for which they receive *only* brokerage commissions.") (emphasis added). Accordingly, Asset-Based Compensation is "special compensation" under the statute because it is not a transactional commission.

29. As a result of the Broker-Dealer Exclusion, the *form of compensation* that a broker-dealer receives on a particular customer account is typically determinative of what law governs the account. Accounts maintained by the broker-dealer that are subject to the Advisers Act are commonly referred to as "advisory accounts." Accounts excluded from the Advisers Act, and subject only to broker-dealer regulation (the Securities Exchange Act and FINRA rules) are known as "brokerage accounts." A broker-dealer that is not a dual registrant cannot offer advisory accounts.

30. That clear distinction—a broker-dealer offering brokerage accounts can receive only transactional commissions, while an investment adviser (or dual registrant) offering

advisory accounts can receive Asset-Based Compensation or hourly fees—worked well for decades following the enactment of the Advisers Act.[2]

31. By the 1990's, the lines had blurred. Many broker-dealers were holding their representatives out to the public as trusted advisers, rather than as mere stockbrokers or product pushers, even though they were not registered as investment advisers. Moreover, with a roaring bull market increasing the value of customers' accounts, many in the broker-dealer industry became dissatisfied with the Broker-Dealer Exclusion's bar on Asset-Based Compensation. Yet, most broker-dealers avoided becoming dual registrants offering advisory accounts, because the fiduciary standard of care required under the Advisers Act is higher than the "salesman" standard under the Exchange Act and FINRA rules for broker-dealers and brokerage accounts.[3]

32. In the 1990's, the broker-dealer industry convinced the SEC that it would be good policy for broker-dealers to be able to receive Asset-Based Compensation on brokerage accounts, primarily relying on the argument that Asset-Based Compensation eliminated the

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[2] *See Certain Broker-Dealers Deemed Not To Be Investment Advisers*, SEC Release No. 34-51523, 70 Fed. Reg. 20424 (Apr. 19, 2005) ("2005 Final Rule Release") ("Many broker-dealers are also registered with us as advisers because of the nature of the services they provide or the form of compensation they receive. Until recently, the division between broker-dealers and investment advisers was fairly clear, and the regulatory obligations of each fairly distinct. Of late, however, the distinctions have begun to blur, raising difficult questions regarding the application of statutory provisions written by Congress more than half a century ago.").

[3] A 204-page SEC-sponsored report, published on January 8, 2008, authored by the RAND Corporation, titled "Investor and Industry Perspectives on Investment Advisers and Broker-Dealers," (available at www.sec.gov/news/press/2008/2008-1.htm) ("RAND Report"), contains an extensive comparison of the legal duties owed by broker-dealers versus investment advisers. The RAND Report observes that "unlike broker-dealers, federally registered investment advisers owe fiduciary obligations to their clients as a *categorical* matter... such obligations require the adviser to act solely with the client's investment goals and interests in mind, free from any direct or indirect conflicts of interest that would tempt the adviser to make recommendations that would also benefit him or her. . . ." Report at 13 (emphasis in original). The RAND Report notes that its discussion of the differences in regulation between broker-dealers and investment advisers "is by no means a complete exegesis of the copious regulatory distinctions within these fields, which would require volumes." RAND Report at 7 n.1.

incentive to churn accounts for transactional commissions. *See, e.g.*, Report of the Committee on Compensation Practices (April 10, 1995) (known as the Tully Report), available at www.sec.gov/news/studies/bkrcomp.txt.[4]

33. The SEC obliged by invoking another statutory exclusion—the SEC Designates Exclusion, *see* 15 U.S.C. § 80b-2(11)(F)—which allows the SEC to designate by regulation or order "such other persons not within the intent of this paragraph" to be excluded from the Advisers Act. Through a series of "no action" positions and temporary regulations, culminating with the promulgation of a new regulation—SEC Rule 202(a)(11)-1, 17 C.F.R. § 275.202(a)(11)-1 -- the SEC used the SEC Designates Exclusion to authorize broker-dealers to receive Asset-Based Compensation with respect to brokerage accounts.[5]

34. The Rule required broker-dealer firms, as a condition to their ability to receive "special compensation," to inform their customers that their "account is a brokerage account and not an advisory account," and that arrangements with "people who compensate us based on what you buy" may create conflicts of interest, among other disclosures. *See* 17 C.F.R. § 275.202(a)(11)-1(a)(1)(ii).

35. The Rule was subsequently vacated in its entirety by the Court of Appeals for the D.C. Circuit in *Financial Planning Ass'n*, 482 F.3d at 493. The court ruled that the SEC lacked

[4] According to the Tully Report, "[t]he most important role of the [broker-dealer] registered representative is, after all, to provide investment counsel to individual clients, not to generate transaction revenues. The prevailing commission-based compensation system inevitably leads to conflicts of interest among the parties involved." *Id.* at 4.

[5] The Final Rule states that a broker or dealer "will not be deemed to be an investment adviser based solely on its receipt of special compensation" if certain disclosure and other conditions are met, and that a broker or dealer "is an investment adviser solely with respect to those accounts for which it provides services or receives compensation that subject to the broker or dealer to the Advisers Act." *See* 17 C.F.R. § 275.202(a)(11)-1(a)(1) and (c)

the authority to contradict the Broker-Dealer Exclusion and its prohibition on special compensation. *Id.*[6]

36. At the SEC's request, the court stayed its mandate for six months, until October 1, 2007. *See* 2007 U.S. App. LEXIS 15169 (D.C. Cir. June 25, 2007).

37. Accordingly, as of October 1, 2007, broker-dealers can not receive Asset-Based Compensation with respect to brokerage accounts, but must instead either (a) receive their compensation solely in the form of transactional commissions or (b) provide advisory accounts, subject to the Advisers Act, to hold the shares, in which case Asset-Based Compensation may be received.

The Trust And Its Board Have Primary Responsibility To Enforce Compliance With The Advisers Act By OppenheimerFunds Distributor And Its Agents, The Retail Broker-Dealers

38. Mutual funds organized as trusts, such as the Trust, are governed by a Board of Trustees. As stated in Section 36(a) of the ICA, and under governing state law, mutual fund directors and trustees have a fiduciary duty of care to the Trust—the highest standard of care known in the law. By reason of their positions as trustees, the Trustee Defendants owed the

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[6] The dissenting opinion agreed with the majority that Asset-Based Compensation is "special compensation." *Financial Planning Ass'n*, 482 F.3d. at 494. The dissent also agreed with the majority that "a broker-dealer who receives any kind of compensation other than commission does not come within the [Broker-Dealer Exclusion], even if he, too, provides advice solely as an incident to his business as a broker-dealer." *Id.* However, unlike the majority, the dissenting judge would have allowed the SEC to proceed under the SEC Designates Exclusion to authorize "special compensation," based on the judge's view that the "other persons" language in the SEC Designates Exclusion is ambiguous, and that the SEC had made a reasonable interpretation of its rulemaking authority to classify broker-dealers that receive "special compensation" as "other persons." *Id.* Therefore, the *Financial Planning Association* decision reflects that the SEC, the D.C. Circuit Court of Appeals majority, and the dissenting judge were all in agreement that Asset-Based Compensation is "special compensation" and that broker-dealers are prohibited by the Advisers Act from receiving such compensation, unless SEC Rule 202(a)(11)-1 was a valid exercise of SEC rulemaking authority.

Trust and its shareholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Trust in a fair, just, honest and equitable manner.

39. Section 36(a) also codifies that the service providers to an investment company, including the distributor/underwriter (here, OppenheimerFunds Distributor), owe a fiduciary duty to the investment company and its shareholders. The service providers—who already have a fiduciary duty to maximize income for their own shareholder (in this case, OppenheimerFunds, Inc.)—nevertheless must, under the ICA, act in the best interests of the mutual fund and *its* shareholders, which gives rise to an impossible conflict of interest. Therefore, the fundamental purpose and structure of the ICA is to require the independent board members—the only non-conflicted advocates for the fund and its shareholders—to actively police the service providers' compliance with their fiduciary duties to the fund and its shareholders.

40. Since mutual fund operations are conducted entirely through its conflicted service providers, an essential aspect of the board's fiduciary duty under the ICA is to oversee the compliance of service providers with the federal securities laws, including the Advisers Act, as stated by SEC Rule 38a-1, to ensure that shareholders are not harmed. This "watchdog" role, imposed on mutual fund boards by the ICA, does not exist in any other type of company in America.[7]

[7] As explained by the Investment Company Institute ("ICI"), the mutual fund industry's Washington D.C.-based lobbying organization: "Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the fund's investors. This unique 'watchdog' role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments. In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the

41. Rule 38a-1 was adopted following a series of scandals that rocked the mutual fund industry in 2003, in which service providers to some mutual funds were discovered to be making improper and illegal arrangements abusive to fund investors, due to inadequate or ineffective oversight by fund directors/trustees. *See* Final Rule, Promulgating Release No. IC-26299, 2003 SEC LEXIS 2980, at *6 (Dec. 17, 2003) (stating that "unlawful conduct involving a number of fund advisers, broker-dealers, and other service providers. . . confirms the need for these rules. . . [the service providers] placed the. . . business interests of the fund adviser ahead of the interests of fund shareholders, thus breaching their fiduciary obligations to the funds involved and their shareholders.").[8]

42. In reaction to these scandals, on December 24, 2003, the SEC adopted new Rule 38a-1 under the ICA, which mandates certain practices designed to strengthen the ability of mutual fund boards to effectively exercise their duty to prevent, detect and correct violations of the federal securities laws by service providers.

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interests of its investment adviser or management company." *See* Brochure titled "Understanding the Role of Mutual Fund Directors" (1999) available at www.ici.org.

The ICI also stated in its 1999 brochure: "Because mutual fund directors are, in essence, looking out for shareholders' money, the law holds directors to a very high standard of behavior in carrying out their responsibilities. They must act with the same degree of care and skill that a reasonably prudent person would use in the same situation or in connection with his or her own money. Lawyers call this being a "'fiduciary' or having a 'fiduciary duty.'" *Id.*

[8] *See also* "Special Report: Breach of Trust," BusinessWeek (Dec. 15, 2003) (available at www.businessweek.com); "The Mutual Fund Scandal: Unfair Fight," Newsweek (Dec. 8, 2003) (www.newsweek.com/id/60819); Alan R. Palmiter, "The Mutual Fund Board: A Failed Experiment In Regulatory Outsourcing," 1 Brook. J. Corp. Fin. & Com. L. 165 (Fall 2006); Patrick E. McCabe, "The Economics Of The Mutual Fund Trading Scandal," Board of Governors of the Federal Reserve System staff working paper # 2009-06 (available at www.federalreserve.gov).

43. In particular, Rule 38a-1 requires the board of a mutual fund to approve the written compliance policies and procedures in place at each service provider, including the distributor, that are reasonably designed to prevent, detect and correct violations of the federal securities laws, including the ICA and the Advisers Act.[9]

44. Rule 38a-1 also requires the board to elect a Chief Compliance Officer ("CCO"). The CCO is required to provide an annual written report to the board that addresses the operation of the compliance policies and procedures of the mutual fund and each of its service providers. The report must also address any "material compliance matter," which is defined to include a violation of the federal securities laws by the service provider "or agents thereof." *See* 17 C.F.R. § 270.38a-1(e)(2)(i).

45. In addition, the CCO is required to meet in executive session with the independent trustees at least once each year, without the presence of anyone else (such as fund management or interested trustees), other than independent counsel to the independent trustees. This allows the CCO and independent trustees to speak freely about any sensitive compliance issues of concern to any of them, including any reservations about the cooperativeness or compliance practices of fund management or service providers.

46. Accordingly, the Trustee Defendants have primary responsibility for service providers' compliance with the federal securities laws, including compliance with the requirements of the Advisers Act, as applicable, in connection with the distribution of Trust

[9] The following deadlines were established in connection with the implementation of initial Rule 38a-1: board approval of the compliance policies and procedures of the mutual fund and each of its service providers was required by October 5, 2004; the first annual review of the adequacy and effectiveness of the funds' and service providers' policies and procedures was due by April 5, 2006; and the first annual report by the CCO to the board to address the results of the annual compliance review was required by June 4, 2006.

shares. The Trustee Defendants were required to review and approve the compliance policies and procedures in place at OppenheimerFunds Distributor. The Trustee Defendants were required to hold formal annual board reviews, since at least June 4, 2006, in which the Trustees were required to evaluate the adequacy and effectiveness of OppenheimerFunds Distributor's compliance procedures.

47. The Trust's CCO reports directly to the Trust's Board of Trustees. The CCO is required to make annual compliance reports to the Board of Trustees, including reports of any "material compliance matters" facing OppenheimerFunds Distributor and the retail broker-dealers that act as sub-agents for OppenheimerFunds Distributor, including, specifically, any issues concerning compliance with the Advisers Act. The CCO is also required to meet at least annually in executive sessions with the independent Trustees to discuss "material compliance matters."

DEFENDANTS' DUTY TO COMPLY WITH THE ADVISER'S ACT

48. The Trust has elected to act as the distributor of its own shares. *See* SEC Rule 12b-1, 17 C.F.R. § 270.12b-1(a)(2) ("a company will be deemed to be acting as a distributor of securities of which it is the issuer. . . if it engages directly or indirectly in financing [distribution activities]"). The Trust is financing distribution activities, including making compensation payments to broker-dealers for sales of Trust shares and for on-going servicing of shareholders, out of Trust assets, as allowed by SEC Rule 12b-1. Rule 12b-1 is silent on the form of compensation. The Trust is financing both transactional commissions and payments of Asset-Based Compensation to broker-dealers out of its assets.

49. Because the Trust has elected to act as the distributor of its own shares, OppenheimerFunds Distributor is acting on behalf of the Trust on an agency basis. Pursuant to a contractual commitment in the distribution agreement between the Trust and OppenheimerFunds Distributor, the Trust pays Asset-Based Compensation to OppenheimerFunds Distributor. In turn. OppenheimerFunds Distributor sub-appoints retail broker-dealer firms (such as Merrill Lynch) to distribute Trust shares and receive compensation for servicing shareholders on an agency basis on behalf of the Trust (again, because the Trust has elected to act as distributor of its own shares). The Asset-Based Compensation is calculated based on the average daily net asset values of the particular shares held by each respective sub-agent broker-dealer's customer accounts holding Trust shares.[10] In addition, OppenheimerFunds Distributor makes "revenue sharing" payments to broker-dealers based on daily net asset values of shares held in customer accounts. These payments are ongoing, which means that they continue to be made to the particular broker-dealer for as long as the shareholder owns Trust shares held in an account serviced by that broker-dealer.

50. Since October 1, 2007, the Trust and OppenheimerFunds Distributor have continued to make unlawful Asset-Based Compensation payments with respect to Trust shares held in brokerage accounts. In the language of SEC Rule 38a-1, these violations of the Advisers Act by the Trust's service provider (OppenheimerFunds Distributor) and its agents (the retail broker-dealers) constitute a "Material Compliance Matter" that the Trust is obligated to prevent,

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[10] For example, in the fiscal year ending June 30, 2009, the Trust funded payments of approximately $2.5 million in Asset-Based Compensation to broker-dealers pursuant to a Rule 12b-1 distribution plan for Class C shares.

detect and correct.[11] In other words, by authorizing payments in violation of the Advisers Act, the Trust and the board are in violation of their obligations under the ICA to police for violations of the Advisers Act.

51. These unlawful payments of Asset-Based Compensation to broker-dealers in connection with brokerage accounts improperly deplete the assets of the Trust, and deprive Trust shareholders of the protections and benefits of the advisory accounts to which they are entitled under applicable law.

52. Specifically, in the period from July 22, 2005 (the effective date of the disclosure requirements of SEC Rule 202(a)(11)-1)[12] to September 30, 2007, the Trustee Defendants failed to ascertain whether OppenheimerFunds Distributor had compliance policies and procedures in place to ensure that broker-dealers receiving Asset-Based Compensation payments in connection with Trust shares held in brokerage accounts that were opened in that period were in compliance with the conditions set forth in former SEC Rule 202(a)(11)-1 for receipt of such compensation. In the period from October 1, 2007 to present, the Trustee Defendants failed to ascertain whether OppenheimerFunds Distributor had compliance policies and procedures in place to ensure that Asset-Based Compensation is paid only to registered investment advisers, or broker-dealers that are dual registrants, and that Trust shares upon which such compensation is paid are held in advisory accounts governed by the Advisers Act.

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[11] Moreover, Rule 12b-1 also requires the Trustees to review "at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made," thus providing the board with numerous additional opportunities to ascertain that Asset-Based Compensation was improperly being paid in connection with brokerage accounts.

[12] The Final Rule's revised disclosure requirements applied to brokerage accounts opened on or after July 22, 2005 for which broker-dealers were relying on the new rule to receive "special compensation." *See* 70 Fed. Reg. 20424, 20441 (Apr. 19, 2005).

53. One way to maintain compliance with Section 36(a) and SEC Rule 38a-1 is to promptly void unlawful contractual commitments. The drafters of the ICA anticipated this need by including Section 47(b) in the ICA, 15 U.S.C. § 80a-46(b), which provides that "either party" to "a contract that is made, or whose performance involves, a violation of [the ICA], or of any rule, regulation, or order thereunder," may request "a court" to void the contract, or partial rescission if the "lawful portion. . . may be severed from the unlawful portion of the contract."

54. Together, the foregoing provisions of the Advisers Act and the ICA prohibit broker-dealers advising shareholders of mutual funds from receiving Asset-Based Compensation on brokerage accounts, *and make it the affirmative obligation of the boards of mutual funds to police compliance*, including pursuing legal actions to void the fund's contractual commitments to pay such illegal compensation.

ADDITIONAL DERIVATIVE AND DEMAND REQUIREMENT ALLEGATIONS

55. In addition to the allegations set forth above, as described below, plaintiff brings this action derivatively in the right and for the benefit of the Trust to redress injuries suffered and to be suffered by the Trust as a direct result of the violations of law by OppenheimerFunds Distributor and the Trustee Defendants, for which demand on the Trust's Board of Trustees was made. The Trust is named as a nominal defendant solely in a derivative capacity.

56. Plaintiff will adequately and fairly represent the interests of the Trust and its shareholders in enforcing and prosecuting their rights.

57. Through his attorneys, plaintiff made demand on the Trust's Board of Trustees. By letter dated January 8, 2009, plaintiff demanded that the board cause the Trust and its service providers to cease funding and paying Asset-Based Compensation to broker-dealers in

connection with Trust shares held in brokerage accounts in the United States, to restore to the Trust certain of such payments made in the past, and to remedy the Trustees' breaches of their fiduciary duties of loyalty and due care, and their waste of Trust assets. *See* **Exhibit 1**.

58. By email dated April 2, 2009, attaching a letter dated March 31, 2009, counsel to the Trustees of the Trust stated that the "trustees retained independent counsel to advise them in connection with your letter, and they have established a special committee to consider the issues you raised. We expect that the special committee will investigate those issues and will report its conclusions to the board in due course." *See* **Exhibit 2**.

59. By letter dated September 17, 2009, plaintiff's counsel requested an update on the board's consideration of plaintiff's demand letter. *See* **Exhibit 3**.

60. By letter dated September 22, 2009, the Trustees' counsel reported that the board's special committee's investigation "has not yet concluded" and that plaintiff's counsel "may be contacted by the independent counsel to the special committee, Schulte, Roth & Zabel LLP, prior to the completion of the committee's assignment." *See* **Exhibit 4**. No such contact occurred.

61. By letter dated November 12, 2009, the secretary to the Trust forwarded to plaintiff's counsel a copy of a resolution adopted by the board of the Trust, stating that the board "in the exercise of its business judgment and in light of its fiduciary duties under state and federal law, has concluded not to take the actions recommended to it in the Milberg Letter." *See* **Exhibit 5**.

62. The board's response to the demand is a wrongful refusal to act, for the reasons stated in this complaint, and no business judgment is involved in the decision to continue

violating the federal securities laws. In any event, the federal policies underlying the claims asserted herein preempt any state law grounds for terminating this litigation. Accordingly, the prosecution of these claims on a shareholder derivative basis is appropriate.

FIRST CAUSE OF ACTION

Contract Voiding Pursuant to Section 47(b) Of The ICA Against Defendant OppenheimerFunds Distributor

63. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

64. Section 47(b) of the ICA provides that a contract made in violation of the ICA, or whose performance involves (or will involve in the future) a violation of the ICA, or any rule or regulation thereunder, is unenforceable by either party, and provides for whole or partial rescission and restitution.

65. A fundamental purpose and structure of the ICA is to require independent board members—the only non-conflicted advocates for the Trust and its shareholders—to actively police the service providers' compliance with their fiduciary duties to the Trust and its shareholders, as reflected in ICA Section 36(a) and SEC Rule 38a-1 promulgated thereunder.

66. The Trust has elected to act as distributor of its own shares, and has contractual commitments to pay OppenheimerFunds Distributor and its sub-agents, the retail broker-dealers, Asset-Based Compensation in connection with Trust shares held in brokerage accounts. These payments violate the Advisers Act, one of the federal securities laws that the Trust and its board are required to enforce.

67. By the plain language of SEC Rule 38a-1, it is the responsibility of the board to police the service providers (including OppenheimerFunds Distributor) and their agents (the

retail broker-dealers that act on its behalf) who are receiving compensation from the Trust for compliance with the federal securities laws. When there is an actual violation of the Advisers Act by OppenheimerFunds Distributor or its agents—a "Material Compliance Matter" in the language of SEC Rule 38a-1—then the board is compelled to act to correct the violation. Therefore, voiding or reforming any contract containing payment provisions that violate the federal securities laws (Material Compliance Matters) is not merely an option for the board but an affirmative obligation.

68. The Trust is obligated to void the broker-dealer compensation provisions in its Distribution Agreement between the Trust and OppenheimerFunds Distributor, because performance involves violations of the ICA and SEC Rule 38a-1. By authorizing payments in violation of the Advisers Act, the Trust and the board are in violation of their obligations under the ICA to police for violations of the Advisers Act by the Trust's service providers and agents of service providers.

69. Past unlawful payments to OppenheimerFunds Distributor and its sub-agents pursuant to the Distribution Agreement constitute unjust enrichment to be restituted to the Trust by OppenheimerFunds Distributor, as follows: for the period July 22, 2005 to September 30, 2007, the amount of past payments of Asset-Based Compensation to OppenheimerFunds Distributor and/or its sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and for the period of October 1, 2007 to present, the amount of Asset-Based Compensation in connection with Trust shares held in brokerage accounts paid to OppenheimerFunds Distributor and/or its sub-agents.

SECOND CAUSE OF ACTION

Breach of Contract Against Defendant OppenheimerFunds Distributor

70. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

71. The Trust has elected to act as distributor of its own shares, and has a distribution agreement with OppenheimerFunds Distributor and its sub-agents, the retail broker-dealers, for providing service to shareholders on an agency basis on behalf of the Trust, and for payment of compensation from Trust assets to OppenheimerFunds Distributor and the sub-agent retail broker-dealers. In the distribution agreement, OppenheimerFunds Distributor, on behalf of itself and its sub-agent broker-dealers, warrants that it will comply with the federal securities laws.

72. In material breach of its contractual promise, OppenheimerFunds Distributor receives Asset-Based Compensation from the Trust in connection with Trust shares held in brokerage accounts at its sub-agent retail broker-dealers in violation of the Advisers Act. In further breach of its contractual promise to abide by the federal securities laws, OppenheimerFunds Distributor makes payments of Asset-Based Compensation to the sub-agent retail broker-dealers who maintain brokerage accounts holding Trust shares in violation of the Advisers Act.

73. To be in compliance with the Advisers Act, OppenheimerFunds Distributor and its sub-agent retail broker-dealers are required to either (i) hold Trust shares in advisory accounts, not brokerage accounts, in order to lawfully receive Asset-Based Compensation or (ii) receive transactional commissions only.

74. As a result of OppenheimerFunds Distributor's breaches, there has been a *per se* waste of Trust assets for illegal payments, causing harm to the Trust and its shareholders. In addition, OppenheimerFunds Distributor's breaches of contract caused Trust shareholders to be deprived of advisory accounts subject to the investor protections and benefits of the Advisers Act.

75. The Trust's damages equal, for the period of July 22, 2005 to September 30, 2007, the amount of past payments of Asset-Based Compensation to OppenheimerFunds Distributor and/or its sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and for the period of October 1, 2007 to present, the amount of Asset-Based Compensation in connection with Trust shares held in brokerage accounts paid during the period to OppenheimerFunds Distributor and/or its sub-agents.

THIRD CAUSE OF ACTION

Breach of Fiduciary Duty Against The Trustee Defendants

76. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

77. The Trustee Defendants are fiduciaries of the Trust and of all of its shareholders and owe them the duty to conduct the affairs of the Trust loyally, faithfully, carefully, diligently and prudently. This cause of action is asserted based upon the Trustee Defendants' acts in violation of state law, which acts constitute breach of fiduciary duty.

78. Each of the Trustee Defendants participated in the acts of mismanagement alleged herein, or acted in reckless disregard of the facts and law known to them, and failed to exercise

due care to prevent the misuse of Trust assets. The Trustee Defendants became aware, or should have become aware through reasonable inquiry, of the facts alleged herein including, among others, the deficiencies in the compliance policies and procedures of the Trust and its service providers permitting unlawful payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts. The Trustee Defendants thereby breached their duty of care and loyalty to the shareholders of the Trust by failing to act as ordinary prudent persons would have acted in a like position.

79. Each of the Trustee Defendants also engaged in an intentional dereliction of duty and demonstrated a conscious disregard for his or her responsibilities. The Board of Trustees had an affirmative duty to investigate the legality of the broker-dealer compensation payments, including through mandated quarterly reviews of 12b-1 fee payments, annual compliance reviews of service providers, and responding to "material compliance matters" as defined by SEC Rule 38a-1, including determining whether Trust shares were held in brokerage accounts. The Trustee Defendants thereby acted in bad faith to the shareholders of the Trust by failing to act as ordinary prudent persons would have acted in a like position.

80. As a result of the foregoing, the Trust has suffered considerable damage to and material diminution in the value of its assets paid as illegal compensation to OppenheimerFunds Distributor and its sub-agents.

81. Each of the Trustee Defendants, singly and in concert, engaged in the aforesaid conduct in reckless disregard and/or intentional breach of his or her fiduciary duties to the Trust.

82. Plaintiff, on behalf of the Trust, seeks declaratory and injunctive relief and damages and other relief for the Trust as hereinafter set forth.

FOURTH CAUSE OF ACTION

Waste of Trust Assets Against The Trustee Defendants

83. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

84. As a result of authorizing unlawful Asset-Based Compensation to be paid from Trust assets to OppenheimerFunds Distributor and its sub-agents, and by failing to properly consider the interests of the Trust and its shareholders by failing to conduct proper supervision, the Trustee Defendants have caused a *per se* waste of valuable Trust assets through illegal payments from Trust assets.

85. As a result of the waste of Trust assets, the Trustee Defendants are liable to the Trust.

86. The Trust has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment on behalf of the Trust as follows:

(a) Determining that this action is a proper derivative action maintainable under law, that the demand requirement was satisfied, and that demand was wrongfully refused;

(b) Against each Defendant for restitution and/or damages in favor of the Trust and its shareholders;

(c) Declaratory and injunctive relief as permitted by law, including attaching, impounding, imposing a constructive trust on or otherwise restricting the Asset-Based Compensation previously paid to OppenheimerFunds Distributor and enjoining the Trust and OppenheimerFunds Distributor from any further payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States;

(d) Awarding pre-judgment interest on all monetary damages;

(e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

(f) Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: March 19, 2010.

Respectfully submitted,

s/ *Jeffrey A. Chase*
Jeffrey A. Chase
Andrew W. Myers
JACOBS CHASE FRICK KLEINKOPF & KELLEY LLC
1050 17th Street, Ste 1500
Denver, CO 80265
Telephone: 303-685-4800
Fax: 303-685-4869
E-mail: jchase@jacobschase.com
amyers@jacobschase.com

Michael C. Spencer
Janine L. Pollack
MILBERG LLP
One Pennsylvania Plaza
New York, NY 10119
Telephone: 212-594-5300
Fax: 212-868-1229
E-mail: mspencer@milberg.com
jpollack@milberg.com

Lee A. Weiss
BROWNE WOODS GEORGE LLP
49 West 37th St., 15th Fl
New York, NY 10018
Telephone: 212-354-4901
Fax: 212-354-4904
E-mail: lweiss@bwgfirm.com

Ronald A. Uitz
UITZ & ASSOCIATES
1629 K Street, NW Ste 300
Washington, DC 20006
Telephone: 202-296-5280
Fax: 202-521-0619
E-mail: ron877@yahoo.com

Alfred G. Yates, Jr.
LAW OFFICE OF ALFRED G. YATES, JR. P.C.
519 Allegheny Building
429 Forbes Ave.
Pittsburgh, PA 15219
Telephone: 412-391-5164
Fax: 412-471-1033
E-mail: yateslaw@aol.com

ATTORNEYS FOR PLAINTIFF

MILBERG LLP

NEW YORK
LOS ANGELES
TAMPA

Michael C. Spencer
Direct Dial: 212-946-9450
mspencer@milberg.com

January 8, 2009

Board of Trustees
Oppenheimer Gold & Special Minerals Fund
6803 S. Tucson Way
Centennial, CO 80112-3924

Re: Shareholder Demand For Cessation
and Restoration of Certain Payments to Broker-Dealers

Dear Members of the Board of Trustees:

This letter is a shareholder demand that the Board of Trustees of Oppenheimer Gold & Special Minerals Fund ("the Trust") immediately (a) cause the Trust to cease funding and permitting the payment of ongoing non-transactional asset-based compensation ("Asset-Based Compensation") to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, and (b) take all necessary and reasonable steps to restore to the Trust all payments of such Asset-Based Compensation in the past.

This letter is submitted on behalf of Bradley C. Smith, who owns Class C shares of the Oppenheimer Gold & Special Minerals Fund (OGMCX). His shares are held in a brokerage account at Merrill Lynch.

The Trust has elected to act as distributor of shares of which it is the issuer. Pursuant to written distribution plans adopted by the Board, the Trust pays for distribution-related services from the Trust's assets, including payments of Asset-Based Compensation to broker-dealers.

The Trust has appointed OppenheimerFunds Distributor, Inc. ("OFD") as the Trust's exclusive agent for performing distribution-related services, either directly or through third parties. Distribution agreements between the Trust and OFD authorize payments of Asset-Based Compensation to broker-dealers. These payments are set at an annual percentage rate of average daily net asset values of shares of the Trust and are disbursed quarterly. For example, in the fiscal year ending June 30, 2008, the Trust funded payment of approximately $3.4 million in Asset-Based Compensation to broker-dealers pursuant to a distribution plan for Class C shares.

Additional Asset-Based Compensation payments to broker-dealers are described as "revenue sharing" payments.

Payment of Asset-Based Compensation to broker-dealers in connection with brokerage accounts is unlawful under the Investment Advisers Act of 1940, as confirmed in *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007).

Smith asserts that present and former Trustees acted with malfeasance and/or failed to properly exercise adequate oversight in approving unlawful Asset-Based Compensation to broker-dealers, which caused waste and injury to the Trust and reduced shareholders' investment returns.

Smith demands that the Board of Trustees:

1. Cause the Trust to cease funding or permitting payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, and terminate or reform all distribution plans and distribution agreements by which the Trust funds or permits such unlawful payments.

2. Take all reasonable and necessary steps, including litigation, to restore to the Trust all payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, including but not limited to obtaining recovery from present and former Trustees of the Trust and/or OFD.

We respectfully request a response to this demand within 60 days. If a satisfactory response is not received, we intend to commence a derivative action on behalf of the Trust.

Sincerely,

Michael C. Spencer

Certified Mail
Return Receipt Requested

Spencer, Michael

From:	Feiman, Ronald M. [RFeiman@KRAMERLEVIN.com]
Sent:	Thursday, April 02, 2009 12:06 PM
To:	Spencer, Michael
Subject:	Oppenheimer Gold & Precious Minerals Fund
Attachments:	KL2-#2598800-v2-First_Response_to_Milberg_Demand_re_Gold_Fund.DOC$

Following the formation of a special committee of the board of trustees on March 27, 2009:

<<KL2-#2598800-v2-First_Response_to_Milberg_Demand_re_Gold_Fund.DOC¤>>

Ronald M. Feiman

Partner
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Tel: 212-715-9550
Fax: 212-715-8250
Email: RFeiman@KRAMERLEVIN.com
http://www.kramerlevin.com

EXHIBIT 2

KRAMER LEVIN NAFTALIS & FRANKEL LLP

March 31, 2009

VIA EMAIL AND FIRST CLASS MAIL

Michael C. Spencer
Milberg LLP
One Pennsylvania Place
New York, NY 10119-0165

Re: Oppenheimer Gold & Special Minerals Fund (the "Fund")

Dear Mr. Spencer:

We are counsel to the trustees of the Fund and we are writing to respond to your letter dated January 8, 2009 concerning certain payments to broker-dealers. The trustees retained independent counsel to advise them in connection with your letter, and they have established a special committee to consider the issues you raised. We expect that the special committee will investigate those issues and will report its conclusions to the board in due course. In the meantime, if you would like to discuss this matter, please do not hesitate to contact me.

Very truly yours,

Ronald M. Feiman

MILBERG LLP

NEW YORK
LOS ANGELES
TAMPA
DETROIT

Michael C. Spencer
Direct Dial: 212-946-9450
mspencer@milberg.com

September 17, 2009

VIA EMAIL AND FIRST CLASS MAIL

Ronald M. Feiman, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

Re: Oppenheimer Gold & Special Minerals Fund

Re: Oppenheimer Quest for Value Funds

Dear Mr. Feiman:

I have not received any correspondence from you since your March 31, 2009 letter reporting that independent counsel had been retained, and special committees established, by the trustees of the respective trusts captioned above to consider the issues raised by my client's shareholder demand letters.

Please let me know if we should expect any response or comment from the Boards concerning the substantive merits of the proposed litigations.

Sincerely,

Michael C. Spencer

EXHIBIT
3

KRAMER LEVIN NAFTALIS & FRANKEL LLP

September 22, 2009

VIA EMAIL AND FIRST CLASS MAIL

Michael C. Spencer
Milberg LLP
One Pennsylvania Place
New York, NY 10119-0165

Re: Oppenheimer Gold & Special Minerals Fund (the "Fund")

Dear Mr. Spencer:

In response to your letter dated September 17, 2009, we can inform you that at its regularly scheduled board meeting last week, the special committee that had been appointed to review the issues you raised in your previous letters to the Fund reported on the status of its investigation, which has not yet concluded. You may be contacted by the independent counsel to the special committee, Schulte, Roth & Zabel LLP, prior to the completion of the committee's assignment.

Very truly yours,

Ronald M. Feiman

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE 75008 PARIS FRANCE

EXHIBIT 4

Oppenheimer Gold & Special Minerals Fund
6803 South Tucson Way
Centennial, Colorado 80112

Robert G. Zack
Secretary

November 12, 2009

Via Fax and
Certified Mail
Return Receipt Requested

Michael C. Spencer
Milberg LLP
One Pennsylvania Plaza
New York, NY 10119-0165

Dear Mr. Spencer:

As Secretary of Oppenheimer Gold & Special Minerals Fund (the "Fund"), I have been instructed by the Board of Trustees of the Fund to advise you that the Board of Trustees has received and reviewed your letter dated January 8, 2009, and at a meeting of the Board of Trustees on this date has taken the action set forth in the attached resolutions duly adopted by the Board at its meeting.

Very truly yours,

Robert G. Zack
Secretary

Attachment

cc: Board of Trustees, Oppenheimer Gold & Special Minerals Fund
Ronald M. Feiman, Esq,

Milberg LLP – Letter-Gold & Special Minerals Fund-11-12-09.doc

EXHIBIT
5

The Board of the Oppenheimer Gold & Special Minerals Fund (the "Fund") adopts the following preamble and resolutions:

WHEREAS, on or about January 8, 2009, Milberg LLP sent a letter to the Board on behalf of a shareholder of the Fund demanding that the Board: "Cause the [Fund] to cease funding or permitting payments of Asset-Based Compensation to broker-dealers in connection with shares of the [Fund] held in brokerage accounts in the United States, and terminate or reform all distribution plans and distribution agreements by which the [Fund] funds or permits such unlawful payments" and "Take all reasonable and necessary steps, including litigation, to restore to the [Fund] all payments of Asset-Based Compensation to broker-dealers in connection with shares of the [Funds] held in brokerage accounts in the United States, including but not limited to obtaining recovery from present and former Trustees of the [Fund] and/or [OppenheimerFunds Distributor, Inc.]" (the "Milberg Letter"); and

WHEREAS, the Board formed a special litigation committee (the "Committee") to investigate the allegations raised in the Milberg Letter and appointed Mary Ann Tynan, a Trustee of the Fund, as the sole member of the Committee; and

WHEREAS, the Committee retained Schulte Roth & Zabel LLP ("SRZ") to represent and advise the Committee in its investigation and review of the matters set forth in the Milberg Letter; and

WHEREAS, Milberg LLP filed a complaint against, among others, Franklin/Templeton Distributors, Inc., in the United States District court for the Northern District of California San Francisco Division, captioned *Smith v. Franklin/Templeton Distributors, Inc.*, Index No. 09-cv-4775, which contains allegations similar to those raised in the Milberg Letter; and

WHEREAS, SRZ provided its report to the Committee, which report was presented to the Board by Ms. Tynan and discussed and considered by the Board at this meeting;

NOW, THEREFORE, BE IT

RESOLVED, that based on the SRZ report and the recommendation of the Committee, the Board, including each member of the Board who is not an interested person (as defined by the Investment Company Act of 1940) of the Fund, in the exercise of its business judgment and in light of its fiduciary duties under state and federal law, has concluded not to take the actions recommended to it in the Milberg Letter;

AND FURTHER

RESOLVED, that the [Secretary] of the Fund be, and hereby is, authorized and directed to prepare, with the advice of legal counsel, and to send a response to Milberg LLP informing Milberg LLP of the determination of the Board with respect to the Milberg Letter.